Exhibit 4.1

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND WAIVER

This Amendment and Waiver (this “Amendment”) is entered into as of May 25, 2007 by and among Argonaut Group, Inc., a Delaware corporation (the “Borrower”), JPMorgan Chase Bank, N. A., individually and as administrative agent (the “Administrative Agent”), and the other financial institutions signatory hereto.

RECITALS

A. The Borrower, the Administrative Agent and the Lenders are party to that certain credit agreement dated as of March 6, 2006 (the “Credit Agreement”). Unless otherwise specified herein, capitalized terms used in this Amendment shall have the meanings ascribed to them by the Credit Agreement.

B. It is contemplated that (i) the Borrower will merge (the “Merger”) with PXMS Inc., a newly formed wholly-owned Delaware subsidiary of PXRE Group Ltd. (“PXRE”), (ii) the Borrower will be the surviving entity of the Merger, (iii) as a result of the Merger the Borrower will become a wholly-owned subsidiary of PXRE and the shareholders of the Borrower immediately prior to the Merger will become entitled to receive common shares in PXRE and will own approximately 70% of the aggregate common shares of PXRE, and (iv) prior to the Merger the Borrower will pay a cash dividend to its shareholders in the aggregate amount of $60,000,000 (the “Dividend”), which Dividend will be funded out of a drawing under the revolving credit facility established by the Credit Agreement.

C. The Borrower, the Administrative Agent and the undersigned Lenders wish to amend the Credit Agreement and waive certain provisions thereof on the terms and conditions set forth below in connection with the Merger and the Dividend.

Now, therefore, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:

1. Amendment to Credit Agreement. Upon the “Effective Date” (as defined below), the Credit Agreement shall be amended as follows:

        (a) The definitions of “Borrower”, “Change of Control” and “Material Indebtedness” in Article I are amended in their entirety to read as follows:

        “Borrower” means Argonaut Group, Inc., a Delaware corporation and its successors and assigns.

        “Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) of Equity Interests representing more than 30%

of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Parent; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Parent by Persons who were neither (i) nominated by the board of directors of the Parent nor (ii) appointed by directors so nominated; (c) the acquisition of direct or indirect Control of the Parent by any Person or group; (d) except as otherwise expressly permitted under the terms of this Agreement (including a disposition permitted under Section 6.03(b)), the Borrower shall cease to own and control, directly or indirectly, free and clear of all Liens and other encumbrances all of the economic and voting rights associated with all of the outstanding capital stock of each of the Borrower’s Insurance Subsidiaries or shall cease to have the power, directly or indirectly, to elect all of the members of the board of directors of each of the Borrower’s Insurance Subsidiaries; or (e) after the Merger the Parent shall cease to own and control, directly or indirectly, free and clear of all Liens and other encumbrances all of the economic and voting rights associated with all of the outstanding capital stock of the Borrower or shall cease to have the power, directly or indirectly, to elect all of the members of the board of directors of the Borrower.

        “Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower, any Subsidiary or the Parent or any of its subsidiaries, in an aggregate principal amount exceeding $5,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any of the parties listed above in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such party would be required to pay if such Swap Agreement were terminated at such time.

        (b) The definitions of “Amendment No. 1”, “Merger” and “Parent” are added to Article I in appropriate alphabetical order reading as follows:

        “Amendment No. 1” means that certain Amendment and Waiver to this Agreement, entered into as of May 25, 2007 by and among the Borrower, the Administrative Agent, and the other financial institutions signatory thereto.

        “Merger” has the meaning ascribed to such term in Amendment No. 1.

        “Parent” means PXRE Group Ltd., a Bermuda corporation the name of which is expected to be changed to Argo Group International Holdings, Ltd. immediately after the consummation of the Merger, if it occurs; provided that solely for purposes of the definition of Change in

Control, “Parent” shall mean (a) prior to the Merger, the Borrower and (b) after the Merger, if it occurs, PXRE Group Ltd.

        (c) Section 2.09 is amended by (i) replacing the phrase “Reduction/Increase” in the title thereof with the word “Reductions” and (ii) deleting Section 2.09(d) in its entirety.

        (d) Section 5.09 is amended by replacing the phrase “BBB-” in the body thereof with the phrase “BBB+”.

        (e) Section 6.01(h) is renumbered as Section 6.01(i) and a replacement Section 6.01(h) is added to read as follows:

        (h) Indebtedness in an aggregate principal amount not to exceed $60,000,000, (i) the proceeds of which are used solely to repay Revolving Loans and (ii) which has no scheduled repayments until at least 180 days after the Maturity Date.

        (f) Section 6.04(f) is renumbered as Section 6.04(g) and a replacement Section 6.04(f) is added to read as follows:

        (f) an equity investment of up to $40 million in Peleus Re (which investment shall not result in Peleus Re becoming a Subsidiary). Such investment shall be made and permitted notwithstanding any contrary provisions of Section 6.07.

        (g) Section 6.06 is amended in its entirety to read as follows:

        SECTION 6.06. Restricted Payments. The Borrower will not, and will not permit any of its Subsidiaries to, declare, pay or make, or agree to declare, pay or make, directly or indirectly, any Restricted Payment, except:

        (a) the Borrower may pay publicly announced and regularly scheduled dividends on its issued and outstanding common stock that is traded publicly on a national securities exchange; provided, however, that no dividend shall be permitted under this clause (a) upon the occurrence and during the continuance of a Default;

        (b) the Borrower and any Subsidiary may make any scheduled payment required in connection with the Trust Preferred Securities permitted under Sections 6.01(c) and (d); provided, however, that no payment or dividend shall be permitted under this clause (b) upon the occurrence and during the continuance of a Default; and

        (c) any Subsidiary may declare and pay dividends or make distributions to the Borrower or to a Wholly-Owned Subsidiary.

        (h) Sections 7(d), (h), (i) and (j) are amended in their entirety and a new Section 7(q) is added to read as follows:

        (d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02, 5.03 (with respect to the Borrower’s existence), 5.08, 5.09 or 5.11 or in Article VI;

        (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any of (A) the Borrower, (B) any Subsidiary or (C) the Parent or any of its subsidiaries, or their respective debts, or of a substantial part of their respective assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any of (A) the Borrower, (B) any Subsidiary or (C) the Parent or any of its subsidiaries, or for a substantial part of their respective assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

        (i) the Borrower, any Subsidiary, or the Parent or any of its subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for itself or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

        (j) any of the Borrower, any Subsidiary or the Parent or any of its subsidiaries shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

        (q) after the effective date of Amendment No. 1 and prior to the date thirteen (13) months after such effective date, there shall not be a period of thirty (30) consecutive days during which the aggregate Revolving Credit Exposure on each day is zero;

2. Consent and Waiver. The Lenders hereby waive any breach of Sections 6.03(a), and 6.06 of the Credit Agreement arising solely out of the consummation of the Merger and the payment of the Dividend; provided, however, that at the time of the Merger and the Dividend, respectively, in each case both immediately before and immediately after giving effect thereto, no Default or Unmatured Default (other than one waived hereby) shall have occurred and be continuing; and further provided that on the date the Dividend is paid the Borrower shall have delivered to the Administrative Agent a solvency certificate in the form of Exhibit A hereto executed by its Chief Financial Officer providing evidence of the solvency of the Borrower immediately prior to and immediately after giving effect to the Dividend.

3. Representations and Warranties of the Borrower. The Borrower represents and warrants that:

        (a) The execution, delivery and performance by the Borrower of this Amendment have been duly authorized by all necessary corporate action. This Amendment is a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as the enforcement thereof may be subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors’ rights generally;

        (b) Each of the representations and warranties contained in the Credit Agreement (treating this Amendment as a Credit Document for purposes thereof) is true and correct in all material respects on and as of the date hereof as if made on the date hereof;

        (c) The Merger (i) does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect or shall be obtained or made and be in full force and effect at the time of the Merger, (ii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (iii) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of its Subsidiaries, and (iv) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries.

        (d) The Dividend (i) does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect or shall be obtained or made and be in full force and effect at the time of the payment of the Dividend, (ii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (iii) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of its Subsidiaries, and (iv) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries.

        (e) After giving effect to this Amendment, no Default or Unmatured Default has occurred and is continuing.

4. Effective Date. This Amendment shall become effective upon the execution and delivery hereof by the Borrower, the Administrative Agent and the Required Lenders (without respect to whether it has been executed and delivered by all the Lenders); provided that Sections 1 and 2 hereof shall not become effective until the date (the “Effective Date”) when the following additional condition has also been satisfied:

        (a) The Borrower shall have paid (i) to the Administrative Agent (for the ratable benefit of each Lender approving this amendment) an amendment fee equal to .05% of such Lender’s Commitment, and (ii) to the Administrative Agent or its affiliates for their own account any other separately agreed fees relating hereto, which fees shall be deemed fully earned and non-refundable on the Effective Date.

In the event the Effective Date has not occurred on or before June 30, 2007, Sections 1 and 2 hereof shall not become operative and shall be of no force or effect.

5. Reference to and Effect Upon the Credit Agreement.

        (a) Except as specifically amended or waived above, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

        (b) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or any Lender under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement, except as specifically set forth herein. Upon the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of similar import shall mean and be a reference to the Credit Agreement as amended hereby.

6. Costs and Expenses. The Borrower hereby affirms its obligation under Section 9.03 of the Credit Agreement to reimburse the Administrative Agent for all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, negotiation, execution and delivery of this Amendment, including but not limited to the reasonable fees, charges and disbursements of attorneys for the Administrative Agent with respect thereto.

7. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purposes.

9. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

ARGONAUT GROUP, INC.	JPMORGAN CHASE BANK, N.A., individually and as Administrative Agent

By:	By:

Its:	Its:

WACHOVIA BANK, N.A., Individually and as Syndication Agent

By
Name:
Title:

THE FROST NATIONAL BANK

By
Name:
Title:

CHANG HWA COMMERCIAL BANK, LTD.

By
Name:
Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By
Name:
Title:

Schedule 1.01

PRICING SCHEDULE

APPLICABLE MARGIN (EURODOLLAR SPREAD)	LEVEL I	LEVEL II	LEVEL III
Leverage Ratio ≤ 20%	0.450%	0.500%	0.600%
Leverage Ratio ≤ 25%	0.550%	0.600%	0.700%
Leverage Ratio ≤ 30%	0.650%	0.700%	0.800%
Leverage Ratio ≤ 35%	0.750%	0.800%	0.900%

FACILITY FEE	LEVEL I	LEVEL II	LEVEL III
Facility Fee Rate	0.150%	0.200%	0.250%

“Rating” means, at any time, the rating issued by S&P and then in effect with respect to the Borrower’s Financial Strength Rating, as determined without third-party enhancement.

“Level I Status” exists at any date if, on such date, the Borrower’s Rating is A or better.

“Level II Status” exists at any date if, on such date, the Borrower’s Rating is A-.

“Level III Status” exists at any date if, on such date, the Borrower has not qualified for Level I Status or Level II Status.

“Status” means Level I Status, Level II Status and Level III Status.

The Applicable Rate shall be determined in accordance with the foregoing table based on the Borrower’s Status as determined from its then current Rating and the Leverage Ratio as reflected in the then most recent Financials. The Rating in effect on any date for the purposes of this Schedule is that in effect at the close of business on such date. Adjustments, if any, to the Applicable Rate arising out of a change in the Leverage Ratio shall be effective five Business Days after the Administrative Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Administrative Agent at the time required pursuant to the Credit Agreement, then the Applicable Rate shall be the highest Applicable Rate set forth in the foregoing table for the then effective Rating until five Business Days after such Financials are so delivered. Until adjusted after the effective date of Amendment No. 1, Level II Status with a Leverage Ratio of 21% shall be deemed to exist.